June 3, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WesBanco, Inc. – Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of WesBanco, Inc., a West Virginia corporation, or the Company, we hereby transmit for electronic filing pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form S-4 in connection with the Company’s acquisition of Your Community Bankshares, Inc.

The filing fee for the S-4 Registration Statement in the amount of $18,497.38 has previously been deposited by wire transfer of same day funds to the Securities and Exchange Commission’s account.

Questions and copies of comments on the enclosed Form S-4 should be addressed to Paul C. Cancilla at 412.355.6277 (fax number 412.355.6501) of K&L Gates LLP.

Sincerely,

/s/ Paul C. Cancilla

Paul C. Cancilla